UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   February 13, 2003

Lithia Motors, Inc.

(Exact Name of Registrant as specified in its charter)

Oregon	0-21789	93 - 0572810
(State or other	(Commission	(IRS Employer
jurisdiction	File Number)	Identification No.
of incorporation)		

360 E. Jackson Street, Medford, Oregon	97501
Address of Principal Executive Office	Zip Code

Registrant's telephone number including area code 541-776-6868

(Former name or former address, if changed since last report)   Not applicable

Item 7. Financial Statements and Exhibits

      (a)   Financial statements of business acquired.

              Not applicable.

      (b)   Pro forma financial information.

              Not applicable.

      (c)   Exhibits.

              The following Exhibit is filed or furnished as part of this Report to the extent described in Item 9.

              (99)   Press Release dated February 13, 2003.

Item 9. Regulation FD Disclosure.

   On February 13, 2003, Lithia Motors, Inc. issued a press release with respect to summary financial results for the fourth quarter and year ended 2003. All of the information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                          LITHIA MOTORS, INC.
                          (Registrant)

Date: February 13, 2003   By: /s/ KENNETH E. ROBERTS
                                 Kenneth E. Roberts
                                 Assistant Secretary

EXHIBIT 99

LITHIA MOTORS REPORTS FULL-YEAR 2002 NET INCOME INCREASE OF 49%; EARNINGS PER SHARE   INCREASE 15% TO A RECORD $1.84 ON 29% MORE DILUTED SHARES OUTSTANDING

MEDFORD, OREGON, FEBRUARY 13, 2003 (1:30 p.m. PST) - Lithia Motors, Inc. (NYSE: LAD) today announced that net earnings rose 49% to $32.32 million for the full-year 2002 compared to $21.75 million in 2001. Earnings per share rose 15% to $1.84 per share versus $1.60 in the same period last year. This was on 29% more diluted shares outstanding than in 2001. 2002 total revenues were $2.38 billion.

Full-year total retail same store sales increased +1.1%. Full-year new vehicle same store sales increased +5.7%, as compared to an industry that was down approximately 2%.

Fourth quarter 2002 net earnings increased 18% to $7.26 million from $6.13 million in the fourth quarter of 2001. Earnings per share were $0.40 on 33% more shares outstanding. Fourth quarter 2002 revenues were $580.60 million.

Sid DeBoer, Lithia's Chairman and CEO, commented: "Business slowed substantially in October, November and the first part of December but then picked up strongly in the second half of December. As a result, our earnings performance was better than expected for the quarter and the year. With earnings of $0.40 per share for the fourth quarter we exceeded the high end of recent fourth quarter guidance by 6 cents. Our initial full-year 2002 earnings guidance, issued in October of 2001, was for a range of $1.72 to $1.80 per share, which did not include the secondary offering of 4.5 million new shares completed in the first quarter of 2002. Our book value per share at year-end was $17.72."

Lithia Motors will be providing more detailed information on the results for the fourth quarter and full-year 2002 in its press release scheduled for February 26th at 8 a.m. E.T. and conference call scheduled for 11 a.m. PT, 2 p.m. E.T. that same day. The live conference call can be accessed by calling 973-582-2700. To listen to a live webcast or hear a replay, log-on to: www.lithia.com - go to Investor Relations - and click on the Live Conference Call icon.

Lithia currently owns 132 franchises in California, Oregon, Washington, Nevada, Colorado, Idaho, South Dakota, Alaska, Texas and Nebraska and sells 24 brands of new vehicles at 71 stores and over the internet through "Lithia.com-America's Car & Truck Store."   Lithia also sells used vehicles; arranges finance, warranty, and credit insurance contracts; and provides vehicle parts, maintenance, and repair services at all of its locations.

For additional information on Lithia Motors, contact: Jeff DeBoer, Senior VP and Chief Financial Officer (541) 776-6868 (E-mail:) or Dan Retzlaff, Director Investor Relations at (541) 776-6819 or log-on to: www.lithia.com - go to About Lithia - Investor Relations.